VIA EDGAR

April 25, 2025

Christopher R. Bellacicco

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      College Retirement Equities Fund (“CREF”) Post-Effective Amendment No. 63 to
            Registration Statement on Form N-3 (File Nos. 33-00480 and 811-04415)

Dear Mr. Bellacicco:

On behalf of CREF, this document responds to additional comments you relayed to us on April 22, 2025, regarding CREF’s Post-Effective Amendment No. 63 filing on Form N-3 under Rule 485(a) of the Securities Act of 1933 (the “Securities Act”), as amended, with the Securities and Exchange Commission (“SEC”). These comments are in addition to comments from you received on April 16, 2025 that we have responded to in a prior letter (the “First Comment Letter”). We are filing this response on EDGAR in advance of filing Post-Effective Amendment No. 64 on Form N-3 under Rule 485(b) of the Securities Act on April 28, 2025 (the “Amendment”), which will go effective on May 1, 2025. The main purposes of the Amendment are to implement one Account’s updated investment strategy, to incorporate disclosure on one Account’s Cayman subsidiary and to generally update CREF’s registration statement with new financial information.

To facilitate the orderly filing of the Amendment, we would appreciate any comments you might have on our responses by April 28, 2025.

1.                   The staff reissues comments #4-5 from the First Comment Letter to add the requested disclosure regarding compliance by the Social Choice Account’s Cayman subsidiary (the “Subsidiary”) with Sections 15 and 17 of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant declines to add the requested disclosure. The Account is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Account from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Account to violate Section 48(a). For example, if the Account were to cause its Subsidiary to engage in transactions otherwise prohibited by Section 17 of the 1940 Act if such transactions occurred at the Account-level, the Account may be in violation of Section 17 by virtue of the application of Section 48(a).

2.                   Please add the last sentence from your response to Comment #6 in the First Comment Letter to the existing prospectus Subsidiary disclosure.

We have added this sentence to CREF’s statutory prospectus disclosure.

* * * *

We believe that this information is responsive to your comments. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

    Rachael Zufall